Exhibit 10.16

                    April 1, 2004

Mr. John R. Polchin
901 Falls Manors
Court Great Falls, Virginia 22066

Dear John:

          I am pleased to offer you the position of Executive Vice President, Chief Financial Officer and Treasurer of Convera Corporation (the “Company”). In this position you will report directly to Patrick Condo, President and Chief Executive Officer. This position will be located in our Vienna, Virginia office. Your expected start date of employment is on or about May 1, 2004. This letter outlines the terms of the offer of employment.

1.	Compensation.

a. Base Salary. The Company shall pay you a base salary at an annualized rate of not less than $250,000 per year, payable on the Company’s normal payroll schedule (the “Base Salary”).

b. Bonus. In addition to your Base Salary, you will be eligible for a bonus (the “Bonus”) of up to $100,000 per fiscal year calculated and paid as follows: 20% per quarter plus 20% for full fiscal year attainment based upon the Company’s actual operating performance during Fiscal 2005 (defined as February 1, 2004 through January 31, 2005) compared to the Company’s Fiscal 2005 Operating Plan (the “Operating Plan”) as approved by the Company’s Board of Directors. A copy of the Board approved Fiscal 2005 Operating Plan is attached for your review. Your Bonus will be prorated for your first year of employment. Further, your Bonus calculation includes an additional component that affords you the opportunity to earn an amount greater than $100,000 as follows: up to 125% of the Bonus if the Company’s performance during a quarter exceeds the Operating Plan by 10%; and up to 150% of the Bonus if the Company’s performance during a quarter exceeds the Operating Plan by 20%. One-half of your Bonus shall be calculated based on the Company’s revenue attainment versus Operating Plan for each quarter of Fiscal 2005 and for the full fiscal year 2005, as applicable, and one-half of the Bonus shall be calculated based on the Company’s net income/(loss) versus Operating Plan for each quarter of Fiscal 2005, and for the full fiscal year 2005, as applicable, in each case, as set forth in the Company’s consolidated financial statements as filed with the Securities and Exchange Commission. Therefore, as an example, if for the second quarter of Fiscal 2005 the Company’s revenues are 120% of the revenue target in the Operating Plan and the Company’s net loss equals the net loss target in the Operating Plan, the total Bonus for the quarter will be $25,000 ($15,000 +

$10,000), pro rata for the portion of the quarter you were employed by the Company (unless your employment is terminated for Cause (as defined)).

c. Sign-On Bonus. As compensation for certain Restricted Stock shares you hold and will be forfeiting with your present employer, the Company will provide you with a $30,000 sign-on bonus. This sign-on bonus will be paid to you following your effective start date of employment in accordance with the Company’s normal payroll schedule. Should you voluntarily leave the Company within twelve months of employment, this signing bonus will be repaid by you to Convera on a prorated basis, one-twelfth per month remaining, and may be recovered by Convera from any outstanding wages or expenses due you on the voluntary termination of your employment.

2.	Employee Benefits.

a. Benefits. As a full-time employee you shall be eligible to participate in such of the Company’s benefit plans as are now generally available or later made generally available to full time employees of the Company, including 401(k) plan, medical, dental, vision, life, long-term disability insurance plans, and four weeks vacation per full calendar year, prorated for your first year of employment, in accordance with Company standard policies.

b. Expense Reimbursement. The Company agrees to reimburse you for all reasonable, ordinary and necessary travel and entertainment expenses incurred by you in conjunction with your services to the Company consistent with the Company’s standard reimbursement policies. The Company shall pay travel costs incurred by you in conjunction with your services to the Company consistent with the Company’s standard travel policy.

3.	Equity Award.

a. Stock Option. Subject to Board approval, upon the start of your employment, you will be granted options under the Convera Incentive Stock Option Plan to purchase 300,000 shares of Convera common stock. These stock option grants will be made at the market price at the time of grant, as determined under the Plan, and vest 12.5% every six months. The Option will be an incentive stock option to the maximum extent allowed by the tax code and will be subject to the terms of the Company’s 2000 Stock Option Plan (the “Plan”) and the Stock Option Agreement between you and the Company, which will contain the standard terms and provisions applicable to employees generally. Copies of both the 2000 Stock Option Plan and the Stock Option Agreement are attached for your review.

b. Acceleration Benefit. Notwithstanding the immediately preceding paragraph, the Stock Option Agreement shall also provide that if the Company is subject to a Change of Control, then 100% of the unvested portion of your Options as of the Change of Control date will accelerate. For purposes of this letter, a “Change in Control” means the occurrence of either of the following:

i. The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets to another corporation, entity or person; or

ii. The Company combines or is consolidated with, or merges with or into, any other corporation, entity or person and the holders of all of the total voting power represented by the outstanding voting securities of the Company immediately prior to such transaction become in total the beneficial owner or owners of less than fifty percent (50%) of the total voting power represented by the outstanding voting securities of the Company or the surviving entity or its parent immediately after such transaction, and a majority of the Board of Directors immediately after such transaction consists of individuals other than individuals who served as directors immediately prior to such transaction.

4.	Pre-Employment Conditions.

a. Proprietary Information Agreement. Your acceptance of this offer and commencement of employment with the Company is contingent upon the execution, and delivery to an officer of the Company, of the Company’s Employee Proprietary Information and Investors Agreement, a copy of which is enclosed for your review and execution (the “Confidentiality Agreement”), prior to or on your Start Date.

b. Right to Work. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your Start Date, or our employment relationship with you may be terminated.

c. Verification of Information. This offer of employment is also contingent upon the successful verification of the information you provided to the Company during your application process, as well as a general background check performed by the Company to confirm your suitability for employment. By accepting this offer of employment, you warrant that all information provided by you is true and correct to the best of your knowledge, and you expressly release the Company from any claim or cause of action arising out of the Company’s verification of such information.

5.	No Conflicting Obligations.

          You understand and agree that by accepting this offer of employment, you represent to the Company that your performance will not breach any other enforceable agreement to which you are a party and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this letter or the Company’s policies. You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

6.	At-Will Employment.

          Your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, without further obligation or liability except as expressly set forth herein. This policy of at-will employment is the entire agreement as to the duration of your employment and may only be modified in an express written agreement duly authorized by the Company’s Board of Directors.

7.	Severance Benefits.

a. General Terms. In no way limiting the Company’s policy of employment at-will, if your employment is (i) terminated by the Company without Cause (as defined below) or (ii) terminated by you for Good Reason (as defined below), in either case, whether or not following or in connection with a Change in Control and other than as a result of your death or disability, the Company will pay you (A) a lump sum amount equal to any unpaid Base Salary and/or accrued vacation pay through the termination date, (B) a lump sum amount equal to any Bonus earned but not yet paid under any Bonus plan then in effect at the time of termination, (C) a lump sum amount equal to one year of your then-current Base Salary, and (D) a lump sum equal to an amount of any eligible and unreimbursed travel and entertainment expenses incurred on behalf of the Company as stated in the Company’s respective policies for such reimbursements. As a condition to your receipt of such benefits you are required to comply with your continuing obligations (including the return of any Company property), resign from all positions you hold with the Company, and execute the Company’s standard form of release agreement, which provides for among other matters, the release of any claims you may have against the Company and your agreement not to solicit employees and customers and not to compete.

b. Cause. For the purposes of this letter, “Cause” shall mean: (i) your repeated failure to perform one or more of your essential duties and/or responsibilities to the Company that remains unremedied for 10 days after written notice to you; (ii) your failure to follow the lawful directives of the Company’s Board of Directors; (iii) your material violation of any Company policy, including any provision of a Code of Conduct or Code of Ethics adopted by the Company; (iv) your commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that in the reasonable judgment of the Board of Directors has caused or is reasonably expected to result in material injury to the Company; (v) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship with the Company; (vi) your conviction of a felony or plea of “nolo contendre” or; (vii) your willful breach of any of your obligations under any written agreement with the Company that remains unremedied for 10 days after written notice to you.

c. Good Reason. For purposes of this letter, “Good Reason” shall mean (i) the Company’s failure to make any required payment to you hereunder that remains unremedied for 10 days after you have provided written notice of such failure to the Chief Executive Officer or the Board of Directors, (ii) upon a Change of Control and (a) a substantial diminution of your duties and/or responsibilities compared to your duties and responsibilities immediately prior to the change of control, or (b) a relocation of more than 50 miles from the Company’s primary place of business presently established as Vienna, Virginia, or (iii) the Company’s willful breach of any of its obligations under any written agreement with you that remains unremedied for 10 days after you have provided notice of such breach to the Chief Executive Officer or the Board of Directors.

          To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to me, along with a signed and dated original copy of the Employee Proprietary Information and Inventions Agreement. This letter, together with the Confidentiality Agreement, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter will be governed by the laws of Virginia, without regard to its conflict of laws provisions, and may only be amended or modified by a writing signed by both parties and approved by the Board of Directors.

          We are all delighted to be able to extend you this offer and look forward to working with you.

Very truly yours, CONVERA CORPORATION By: /s/ PATRICK C. CONDO ——————————— Title: President and Chief Executive Officer

ACCEPTED AND AGREED:

JOHN R. POLCHIN

/s/ John R Polchin
—————————————
Signature

April 2, 2004
—————————————
Date

Anticipated Start Date: 5/1/04

Attachment A: Employee Proprietary Information and Invention Agreement
Attachment B: Convera Summary of Benefits